UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   SEPTEMBER 08, 2004                 /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         September 08, 2004

3.       PRESS RELEASE

         The press release was released on September 8, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         September 08, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                  SEPTEMBER 08, 2004


                 DRILL HOLE #88 YIELDS A BLIND SILVER DISCOVERY
                      470 METRES NORTHWEST OF NAVIDAD HILL

IMA EXPLORATION INC. (IMA-TSX.V, IMXPF-OTC.BB) is pleased to announce results for 15 drill holes from the Phase II exploration drill program at the Company's 100% owned Navidad Project located in Patagonia, Argentina. The highlight of the new results is drill hole #88, the first hole drilled on the edge of the CALCITE HILL TARGET AND 470 METRES NORTHWEST OF NAVIDAD HILL. THE HOLE INTERSECTED 72.3M AVERAGING 202 G/T SILVER AND 3.45 % LEAD from 70.3 to 142.6m depth and included a higher grade interval containing 12.4m averaging 672 g/t silver. (see attached map)

Drilling at Navidad Hill also returned excellent intersections such as 74.6m of 103 g/t silver including 8.9m of 211 g/t silver and 8.5m of 237 g/t silver in hole 83, thereby further extending the mineralization on Navidad Hill to the northwest. At the 6 km long Esperanza Trend, new results include 12.6m of 513 g/t silver in hole 79 in the area of previously reported holes 25 and 62. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. 800 metres to the northwest hole 82 intersected 54.6m of 64 g/t silver, including 26.1m of 106 g/t silver and also 6.0m of 140 g/t silver in the same area as previously released hole 63. These results confirm the potential for a significant resource at Esperanza.

None of the 15 new holes reported on in this release are within the Galena Hill deposit where an INDICATED RESOURCE OF 207 MILLION OUNCES OF SILVER (63.6 MILLION TONNES GRADING 101 G/T SILVER AND 1.76% LEAD) has been identified (see May 25, 2004 release). The new results available are from holes NV04-74 to NV04-88 with the following distribution Calcite Hill = 1, Navidad Hill and Connector Zone = 5, Barite Hill = 3, Esperanza Trend = 5 and one reconnaissance hole in the Esperanza Valley (see table below for complete results and locations).

NV04-88 was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. Hole 88 is located 470m to the northwest of the nearest reported hole at Navidad Hill, NV03-11. The major Calcite Hill silver-lead soil anomaly is located a further 340m to the northwest of hole 88 opening up significant potential for extending the blind mineralization discovered in NV04-88 both to the southeast towards Navidad Hill and northwest towards the soil anomaly.

Hole NV04-88 demonstrates the highly prospective nature of the Calcite Hill target and extends the Navidad mineralized system to the northwest across a series of interpreted faults which have down-dropped the favourable stratigraphy on Calcite Hill. The mineralization in NV04-88 is generally similar in character to the stratigraphically controlled mineralization at Galena Hill. The mineralization starts in the lower part of a sequence of limey, pelitic mudstones, equivalent to those at Galena Hill, but with a notable presence of tuffaceous volcanic detritus. A galena-rich interval of semi-massive sulphide marks the contact between this sequence and the underlying latite volcanic unit. Beneath this contact the mineralization occurs as breccia infilling and veins within the latite volcanic unit that extend well down in to the latites as at Galena Hill. A lower red-weathered volcaniclastic and sedimentary sequence underlies the favourable latite strata in the same sequence as that observed at Galena Hill. The Calcite Hill mineralization comprises galena and barite with minor amounts of native silver (native silver had not been observed in any of the drill core from the Navidad Project prior to hole 88). Apart from galena, sulphides are not visually abundant and include only minor amounts of pyrite. The true thickness is interpreted to be close to the length of the mineralized intercept in hole 88 as the mineralization appears predominantly stratigraphic in nature, similar to Galena Hill, and the hole was oriented at minus 80 degrees and cut stratigraphy nearly perpendicularly. More drilling is needed to confirm this.

News Release                                                   September 8, 2004
IMA Exploration Inc.                                                      Page 2



At Barite Hill, hole NV04-76 cut 22.1m of galena matrix breccia that graded 34 g/t silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contains 21.7m of 88 g/t silver including 8.4m of 191 g/t silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios. Two more follow-up holes have been drilled, but results are not yet available.

A total of 9596 m in 67 holes have been drilled in the now completed Phase II program bringing the project totals to date to 18,456 m in 120 holes (all diamond core holes). A further 32 new holes remain to be reported on from the Phase II exploration drilling program. A break in drilling is planned to process and interpret data from the Phase II program. Surface exploration work will be ongoing during the drilling break to develop Sector Zeta and other targets to the drilling stage. These new positive drilling results, and a greater density of drill holes will allow the calculation of an initial resource estimate for the Navidad Hill zone.

Dr. Paul Lhotka, P.Geo. is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program.

IMA Exploration Inc. has over 10 years experience in Argentina and is focused on the exploration and development of its 100% owned Navidad silver discovery and its property portfolio in the region.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2004 NUMBER 25

News Release                                                   September 8, 2004
IMA Exploration Inc.                                                      Page 3


TABLE 1: NEW DRILL RESULTS

                                                                   COMP.       G/T        %        %         %
 DDH              LOCATION           FROM              TO         LENGTH     SILVER    COPPER     LEAD     ZINC
                                   (METRES)         (METRES)     (METRES)     (LWA)     (LWA)     (LWA)    (LWA)

NV04-74          Barite Hill         29.00            37.16         8.16        29       0.01      0.41     0.08

NV04-75          Barite Hill         53.93            55.52         1.59        63       0.01      0.69     0.18

NV04-76          Barite Hill         10.10            32.20        22.10        34       0.02      0.63     0.21
     and                            100.50           122.20        21.70        88       0.03      0.26     0.09
     including                      106.10           114.47         8.37       191       0.08      0.33     0.13

NV04-77             recce             none

NV04-78           Esperanza          37.80            43.18         5.38        50       0.03      1.73     0.03

NV04-79           Esperanza          34.72            47.28        12.56       513       0.09      0.06     0.01

NV04-80           Esperanza           4.50             8.05         3.55       258       0.10      0.51     0.03

NV04-81           Esperanza          58.20            62.48         4.28        41       0.01      0.04     0.03
     and                             86.87            99.76        12.89        23       0.02      0.04     0.03

NV04-82           Esperanza           6.00            58.55        54.55        64       0.00      0.35     0.01
     including                       34.50            58.55        26.05       106       0.00      0.28     0.00
     and                            102.15           109.30         5.95       140       0.01      1.57     0.39

NV04-83          Navidad Hill         4.50            88.00        74.61       103       0.16      0.04     0.05
     including                       53.00            61.91         8.91       211       0.25      0.04     0.05
     including                       79.50            88.00         8.50       237       0.12      0.03     0.00

NV04-84          Navidad Hill        13.90            55.50        41.60        56       0.17      0.02     0.05
     including                       22.20            23.53         1.33        98       0.26      0.02     0.07
     and                             77.00            81.97         4.97        57       0.17      0.00    -0.01

NV04-85          Navidad Hill         4.50            28.80        24.30       142       0.21      0.06     0.11
     including                        4.50             8.20         3.70       689       0.68      0.14     0.11

NV04-86          Connector Z.        34.63           101.18        63.55        47       0.03      0.16     0.10
     including                       47.80            49.02         1.22       104       0.05      0.53     0.08

NV04-87          Connector Z.        22.40            24.06         1.66       129       0.10      0.80     0.08
     and                             52.02            52.80         0.78       629       1.45      0.13     0.26
     and                             66.25            76.50        10.25        23       0.04      0.02     0.04

NV04-88          Calcite Hill        70.30           142.63        72.33       202       0.05      3.45     0.12
     including                       81.61           142.63        61.02       226       0.05      2.87     0.01
     including                       70.30           110.92        40.62        89       0.02      5.95     0.21
     including                      110.92           123.36        12.44       672       0.14      0.50     0.01


Notes:

1.   All length weighted averages (LWA) are "uncut".

2. A complete list of all results and collar locations to date is available on IMA's website (www.imaexploration.com).

3.   True  thicknesses  have  yet  to  be  interpreted  for  these  holes.  True thicknesses in the case of sub-vertical structurally-controlled mineralization at Navidad Hill are likely approximately 70% of the intercept length; true thicknesses in the case of sub-horizontal stratigraphically-controlled mineralization are likely between 70 and 100% of the intercept length.

News Release                                                   September 8, 2004
IMA Exploration Inc.                                                      Page 4




                     NAVIDAD PROJECT - DRILL HOLE LOCATIONS

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

               PLEASE REFER TO COMPANY'S WEB SITE TO VIEW GRAPHIC

                             www.imaexploration.com